____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-195376) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

____________________________________________________

EXHIBIT INDEX

1.       Cautionary Statements Concerning Forward-Looking Information

2.       Condensed Consolidated Interim Financial Statements of Embraer S.A. as of September 30, 2014 and for the nine months ended September 30, 2014 and notes thereto

3.       Awareness Letter from Embraer S.A.’s Independent Registered Public Accounting Firm

Exhibit 1

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This report on Form 6-K includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements include, but are not limited to, statements about the current conditions and future trends in the airline industry and executive jet market, our financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing products, benefits from new technology, plans and objectives of our management, and other matters.

These forward-looking statements are based largely on our current beliefs and expectations about future events and financial trends affecting our businesses and are subject to risks, uncertainties and assumptions, including, among other things:

•         our ability to generate sufficient cash flow to service all of our current and future indebtedness;

•         general economic, political and business conditions, both in Brazil and in other markets;

•         changes in competitive conditions and in the general level of demand for our products;

•         management’s expectations and estimates concerning our future financial performance, financing plans and programs and the effects of competition;

•         the effects of customers canceling, modifying and/or rescheduling contractual orders;

•         the effect on our revenues changes to the defense budgets of the Brazilian federal government or other national governments;

•         continued successful development and marketing of the EMBRAER 170/190 jet family, our line of executive jets (including the Phenom 100, Phenom 300, Lineage 1000, Legacy 450 and Legacy 500) and our defense aircraft;

•         our level of indebtedness;

•         anticipated trends in our industry, including but not limited to the continuation of long-term trends in passenger traffic and revenue yields in the airline industry;

•         our short- and long-term outlook for the 30-120 seat commercial airline market;

•         our expenditure plans;

•         inflation and fluctuations in exchange rates;

•         the impact of volatile fuel prices and the airline industry’s response;

•         our ability to develop and deliver our products on a timely basis;

•         availability of sales financing for our existing and potential customers;

•         existing and future governmental regulation impacting our operations;

•         our relationship with our workforce;

•         other risk factors discussed under the heading “Item 3D- Risk Factors” in our 2013 Form 20-F filed on March 20, 2014; and

•         other risk factors discussed under “Risk Factors” in our Form F-3 Filed June 24, 2014 (File No. 333-195376).

The words “believe,” “may,” “will,” “estimate,” “plan,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

Exhibit 2

Embraer S.A.
Condensed Consolidated  Interim Financial Statements

September 30, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Embraer S.A.

We have reviewed the condensed consolidated statement of financial position of Embraer S.A. and subsidiaries as of September 30, 2014, the related condensed consolidated statements of income and comprehensive income for the three and nine-month periods ended September 30, 2014 and 2013, and shareholders’ equity and cash flows for the nine-month periods ended September 30, 2014 and 2013. These condensed consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Embraer S.A. and subsidiaries as of December 31, 2013, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated March 20, 2014, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2013, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

São José dos Campos - Brazil
November 10, 2014

/s/ KPMG Auditores Independentes

Embraer S.A.

Condensed Consolidated Statements of Financial Position

as of September 30, 2014 and December 31, 2013

In millions of U.S. dollars

ASSETS	Note	09.30.2014	12.31.2013
CURRENT		(Unaudited)
Cash and cash equivalents	3	1,176.0	1,683.7
Financial investments	4	870.4	939.9
Trade accounts receivable, net		789.8	572.2
Derivative financial instruments	5	15.4	14.6
Customer and commercial financing		18.7	9.6
Collateralized accounts receivable		9.6	10.5
Inventories	6	2,767.0	2,287.3
Other assets		338.3	250.0
		5,985.2	5,767.8

NON-CURRENT
Financial investments	4	46.9	45.4
Trade accounts receivable		6.8	6.5
Derivative financial instruments	5	13.5	15.8
Customer and commercial financing		55.9	64.1
Collateralized accounts receivable		417.6	415.4
Guarantee deposits		572.2	574.7
Deferred income tax	12	8.7	8.5
Other assets		165.8	141.9
		1,287.4	1,272.3
Investments		0.5	-
Property, plant and equipment,net		2,020.6	1,993.3
Intangible assets	10	1,160.3	1,109.1
		4,468.8	4,374.7

TOTAL ASSETS		10,454.0	10,142.5

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Embraer S.A.

Condensed Consolidated Statements of Financial Position

as of September 30, 2014 and December 31, 2013

In millions of U.S. dollars

LIABILITIES	Note	09.30.2014	12.31.2013
CURRENT		(Unaudited)
Trade accounts payable		945.0	1,013.6
Loans and financing	11	85.1	79.3
Non-recourse and recourse debt		20.3	12.1
Other payables		388.3	304.8
Contribution from suppliers		0.9	33.6
Advances from customers		898.4	875.9
Derivative financial instruments	5	10.3	13.7
Taxes and payroll charges payable		116.4	133.1
Income tax and social contribution		61.0	18.8
Financial guarantee and residual value	13	41.4	90.0
Dividends payable		13.2	45.7
Unearned income		272.6	173.6
Provisions	14	98.8	98.5
		2,951.7	2,892.7

NON-CURRENT
Loans and financing	11	2,287.9	2,115.0
Non-recourse and recourse debt		381.3	388.1
Other payables		81.2	88.3
Advances from customers		116.7	131.1
Taxes and payroll charges payable		171.6	215.6
Deferred income tax and social contribution	12	240.1	209.2
Financial guarantee and residual value	13	181.6	203.5
Unearned income		41.8	101.1
Provisions	14	174.4	165.7
		3,676.6	3,617.6
TOTAL LIABILITIES		6,628.3	6,510.3

SHAREHOLDERS' EQUITY
Capital	16	1,438.0	1,438.0
Treasury shares	16	(62.6)	(103.8)
Revenue reserves		2,206.8	2,205.5
Share-based remuneration	17	32.1	27.8
Accumulated other comprehensive loss		(62.2)	(33.9)
Retained earnings		171.9	-
		3,724.0	3,533.6
Non-controlling interest		101.7	98.6
TOTAL SHAREHOLDERS' EQUITY		3,825.7	3,632.2

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		10,454.0	10,142.5

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Embraer S.A.

Condensed Consolidated Statements of Income

Quarter and Year to date on September 30, 2014 and 2013

(In millions of U.S. dollars, except weighted average shares and earnings per share)

		Quarter	YTD	Quarter	YTD
	Note	09.30.2014	09.30.2014	09.30.2013	09.30.2013
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue		1,239.7	4,243.3	1,288.1	3,931.0
Cost of sales and services		(997.6)	(3,347.1)	(1,040.4)	(3,082.6)
Gross Profit		242.1	896.2	247.7	848.4

Operating Income ( Expense )
Administrative		(51.6)	(152.1)	(51.3)	(158.1)
Selling		(99.2)	(306.7)	(111.9)	(341.4)
Research		(9.7)	(30.4)	(9.2)	(60.8)
Other operating income (expense), net		(13.5)	(60.0)	1.1	(36.7)
Equity in income (losses) of associates		-	-	(0.7)	(0.9)
Operating profit before financial income		68.1	347.0	75.7	250.5

Financial income (expense), net		(2.9)	(1.9)	(8.5)	(24.5)
Foreign exchange gain (loss), net		5.7	9.0	12.6	(3.7)
Profit before taxes on income		70.9	354.1	79.8	222.3

Income tax expense	12.2	(77.1)	(101.3)	(25.3)	(141.3)
Net income for the period		(6.2)	252.8	54.5	81.0

Attributable to :
Owners of Embraer		(10.7)	243.3	52.9	77.5
Non-controlling interest		4.5	9.5	1.7	3.6

Weighted average number of shares (in thousands)
Basic	18	733,258	733,258	728,359	728,359
Diluted	18	736,906	737,017	733,378	733,518

Earnings per share-basic in US$	18	(0.0146)	0.3318	0.0727	0.1064
Earnings per share-diluted in US$	18	(0.0145)	0.3301	0.0722	0.1056

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Embraer S.A.

Condensed Consolidated Statements of Comprehensive Income

Quarter and Year to date on September 30, 2014 and 2013

(In millions of U.S. dollars)

	Quarter	YTD	Quarter	YTD
	09.30.2014	09.30.2014	09.30.2013	09.30.2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income for the period	(6.2)	252.8	54.5	81.0
Items that are or may be reclassified subsequently to profit or loss
Translation adjustm ents	(33.6)	(34.6)	4.5	4.7
Financial instruments available for sale	2.7	(0.1)	0.4	0.5
Put options of minority interest	-	-	0.1	(13.3)
Other comprehensive income (loss), net of tax effects (i)	(30.9)	(3.8)	5.0	(8.1)
Total of comprehensive income	(37.1)	218.1	59.5	72.9
Attributable to:
Owners of Embraer	(37.1)	215.0	59.2	68.4
Non-controlling interest	-	3.1	0.3	4.5
	(37.1)	218.1	59.5	72.9

(i) presented items above are net of deferred income tax.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Embraer S.A.

Condensed Consolidated Statements of Shareholders' Equity

Nine-month periods ended September 30, 2014 and 2013

(In millions of U.S. dollars)

								Accumulated other comprehensive (loss) income

				Revenue reserves
	Capital	Treasury shares	Share-based remuneration	Investment subsidy	Statutory reserve	For investment and working capital	Retained earnings	Result in transactions with non controlling interest	Actuarial gain (loss) on post employment benefit obligation	Cumulative translation adjustment	Other cumulative translation adjustment	Total shareholders equity	Non-controlling interest	Total shareholders' equity

At January 01, 2013	1,438.0	(154.2)	21.0	36.9	148.7	1,794.7	-	5.6	(36.7)	4.3	-	3,258.3	92.0	3,350.3
Net income for the period	-	-	-	-	-	-	77.5	-	-	-	-	77.5	3.5	81.0
Translation adjustments	-	-	-	-	-	-	-	-	-	3.7	-	3.7	1.1	4.8
PUT options of non-controlling interest	-	-	-	-	-	-	-	-	-	-	0.5	0.5	-	0.5
Financial instruments available for sale	-	-	-	-	-	-	-	-	-	-	(13.3)	(13.3)	-	(13.3)
										-
Total comprehensive income	-	-	-	-	-	-	77.5	-	-	3.7	(12.8)	68.4	4.6	73.0
Share-based remuneration	-	-	5.2	-	-	-	-	-	-	-	-	5.2	-	5.2
Stock options grants exercised	-	49.1	-	-	-	-	(26.4)	-	-	-	-	22.7	-	22.7
Acquisition of control of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	3.5	3.5
Allocation of profits:
Investment in subsidy	-	-	-	0.1	-	-	-	-	-	-	-	0.1	-	0.1
Interest on own capital (R$ 0.04 per share)	-	-	-	-	-	-	(40.7)	-	-	-	-	(40.7)	-	(40.7)

At September 30, 2013 (Unaudited)	1,438.0	(105.1)	26.2	37.0	148.7	1,794.7	10.4	5.6	(36.7)	8.0	(12.8)	3,314.0	100.1	3,414.1

At January 01, 2014	1,438.0	(103.8)	27.8	40.1	165.3	2,000.1	-	(4.2)	(44.1)	14.2	0.2	3,533.6	98.6	3,632.2
Net income for the period	-	-	-	-	-	-	243.3	-	-	-	-	243.3	9.5	252.8
Translation adjustments	-	-	-	-	-	-	-	-	-	(28.2)	-	(28.2)	(6.4)	(34.6)
Financial instruments available for sale	-	-	-	-	-	-	-	-	-	-	(0.1)	(0.1)	-	(0.1)

Total comprehensive income	-	-	-	-	-	-	243.3	-	-	(28.2)	(0.1)	215.0	3.1	218.1
Share-based remuneration	-	-	4.3	-	-	-	-	-	-	-	-	4.3	-	4.3
Stock options grants exercised	-	41.2	-	-	-	-	(22.2)	-	-	-	-	19.0	-	19.0
Allocation of profits:
Investment in subsidy	-	-	-	1.3	-	-	(1.3)	-	-	-	-	-	-	-
Interest on own capital (R$ 0.07 per share)	-	-	-	-	-	-	(47.9)	-	-	-	-	(47.9)	-	(47.9)

At September 30, 2014 (Unaudited)	1,438.0	(62.6)	32.1	41.4	165.3	2,000.1	171.9	(4.2)	(44.1)	(14.0)	0.1	3,724.0	101.7	3,825.7

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Embraer S.A.

Condensed Consolidated Statements of Cash Flows

Nine-month periods ended September 30, 2014 and 2013

(In millions of U.S. dollars)

	Note	09.30.2014	09.30.2013
		(Unaudited)	(Unaudited)
Operating activities
Net income for the period		252.8	81.0
Adjustment to net income for items not affecting cash
Depreciation		125.6	108.3
Amortization	10	75.7	101.6
Contribution from suppliers	10	(16.2)	(18.2)
Allowance (reversal) for inventory obsolescence		(11.1)	13.6
Inventory and PPE provision for adjustment to realizable value		19.3	17.5
Provision for doubtful accounts		(2.0)	(4.8)
Deferred income tax and social contribution	12.2	41.1	84.2
Accrued interest		12.4	(6.6)
Equity in the losses (gain) of associates		-	3.3
Share-based remuneration		4.3	5.2
Foreign exchange gain (loss), net		(5.2)	(0.1)
Residual value guarantee	13	(1.7)	14.6
Other		(9.4)	0.2
Changes in assets:
Financial investments		46.4	8.7
Derivative financial instruments		(1.9)	13.0
Collateralized accounts receivable and accounts receivable		(227.7)	10.4
Customer and commercial financing		(1.0)	36.1
Inventories		(468.1)	(629.0)
Other assets		(124.9)	(74.0)

Changes in liabilities:
Trade accounts payable		(67.1)	184.6
Non-recourse and recourse debt		1.4	1.1
Other payables		86.3	100.8
Contribution from suppliers		138.8	84.5
Advances from customers		1.0	197.1
Taxes and payroll charges payable		(3.1)	1.3
Financial guarantees		(68.7)	(193.1)
Other provisions		24.8	26.5
Unearned income		39.7	75.7
Net cash generated (used in) operating activities		(138.5)	243.5

Investing activities
Acquisition of property, plant and equipment		(196.8)	(281.4)
Proceeds from sale of property, plant and equipment		(0.1)	0.3
Additions to intangible assets	10	(283.1)	(207.5)
Investments in associates		(0.5)	-
Proceeds from held to maturity securities		1.9	5.4
Restricted cash reserved for construction of assets		(0.4)	(0.3)
Net cash used in investing activities		(479.0)	(483.5)
Financing activities
Repayment of borrowings		(161.1)	(454.2)
Proceeds from borrowings		374.6	657.8
Dividends and interest on own capital		(81.7)	(59.7)
Proceeds from stock options exercised		19.1	22.8
Net cash generated by financing activities		150.9	166.7

Decrease in cash and cash equivalents		(466.6)	(73.3)
Effects of exchange rate changes on cash and cash equivalents		(41.1)	(93.4)
Cash and cash equivalents at the beginning of the period		1,683.7	1,797.0
Cash and cash equivalents at the end of the period		1,176.0	1,630.3

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

1.             Operations

Embraer S.A. ("Embraer" or the “Company”) is a publicly-held company incorporated under the laws of the Federative Republic of Brazil with headquarters in São José dos Campos, State of São Paulo, Brazil. The corporate purpose of the Company is:

(i)           The development, production and sale of jet and turboprop aircrafts for civil and defense aviation, aircrafts for agricultural use, structural components, mechanical and hydraulic systems, aviation services and technical activities related to the production and maintenance of aerospace material;

(ii)          The design, construction and sale of equipment, materials, systems, software, accessories and components to the defense, security and energy industries and the promotion or performance of technical activities related to production and maintenance, to achieve the highest technological and quality standards;

(iii)         The performance of other technological, industrial, commercial and service activities related to the defense, security and energy industries; and

(iv)        The contribution to the development of technical professionals necessary for the aerospace industry.

The Company’s shares are listed on the enhanced corporate governance segment of the Stock Exchange in Brazil (“BM&FBOVESPA”), known as the New Market (“Novo Mercado”). Embraer S.A. also has American Depositary Shares (evidenced by American Depositary Receipts - ADRs) which are registered with the Securities and Exchange Commission (“SEC”) and are listed on the New York Stock Exchange (“NYSE”). The Company has no controlling group and its capital is comprised entirely of common shares.

The Company has consolidated wholly-owned entities, jointly controlled entities and commercial representation offices, located in Brazil, the United States of America (the "U.S."), France, Spain, Portugal, Netherlands, Ireland, United Kingdom, China and Singapore.

2.            Presentation of the Financial Statements and Accounting Practices

2.1.1       Presentation and preparation of the financial statements

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2013.

2.1.2      Basis of preparation

These condensed consolidated interim financial statements were prepared on the historical cost basis except for those items measured at fair value through profit or loss or other comprehensive income when available-for-sale.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires that the Company’s management exercise its judgment in the process of applying the Company's accounting policies. These condensed consolidated interim financial statements include accounting estimates for certain assets, liabilities and other transactions.

The areas which involve a higher degree of judgment or complexity, or assumptions and estimates significant to the condensed consolidated interim financial statements are consistent with those described in the consolidated financial statements as at and for the year ended December 31, 2013 (not included herein).

The actual results may differ from these estimates and assumptions.

The results of operations for the nine-month period ended September 30, 2014 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2014.

2.1.3      Consolidation

The condensed consolidated interim financial statements include the balances of September 30, 2014 financial statements of the Company and all subsidiaries over which Embraer, directly or indirectly has control, special purpose entities "SPEs" for which the Company has control and exclusive investment funds. Jointly controlled entities (joint ventures) are not consolidated and are presented as Investments and accounted for by the equity method.

2.1.4      Interest in other entities

Interest in other entities is not consolidated in the consolidated financial statements. As of September 30, 2014, these comprise AEL Sistemas SA - "AEL", domiciled in Porto Alegre, Brazil, in which Embraer Defesa e Segurança Participações S.A. has a 25% interest. AEL´s main activities are research, development, and manufacture and sales of electronic components: electronic equipment used in aviation and software programs. Despite its 25% interest, Embraer Defesa e Segurança Participações S.A. does not have significant influence over AEL, and, therefore, the investment is a non-current financial instrument classified as available-for-sale, measured at fair value, and the changes in valuation are recognized in other comprehensive income and presented in shareholders’ equity.

2.2  Summary of significant accounting policies

There were no significant changes in the Company's accounting policies from those disclosed in the financial statements of December 31, 2013.

3.            Cash and cash equivalents

	09.30.2014	12.31.2013
	(Unaudited)

Cash and banks	212.4	147.4
	212.4	147.4
Cash equivalents
Repurchase agreements (i)	-	85.2
Private securities (ii)	851.0	618.0
Fixed deposits (iii)	108.1	772.3
Investment funds (iv)	4.5	60.8
	963.6	1,536.3
	1,176.0	1,683.7

(i)         Repurchase agreements related to the purchase of assets, mainly government securities, with the commitment to repurchase at a rate previously established by the parties, generally with a one-day term.

(ii)        Investment in Bank Deposit Certificates - CDBs, issued by Brazilian financial institutions, with original maturities of 90 days or less for which there are no penalties on remuneration.

(iii)       Fixed term deposits with highly-rated financial institutions with original maturities of 90 days or less.

(iv)       Money Market Funds in dollars with daily liquidity and a constant net asset value in conformity with the standards of the SEC. The investment portfolio is comprised of securities issued by premium institutions abroad.

In the 3rd quarter 2014 in line with its business strategy, the Company settled certain exclusive investment funds.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The weighted average interest rate at September 30, 2014, for cash equivalents in reais and in dollars were 10.94% p.a. and 1.40% p.a. (8.16% p.a. and 1.13% p.a. on December 31, 2013), respectively.

4.            Financial investments

	09.30.2014 (Unaudited)				12.31.2013
	Assets measured at fair value through profit or loss	Held to maturity	Available for sale	Total	Assets measured at fair value through profit or loss	Held to maturity	Available for sale	Total
Financial instruments
Public securities	-	1.5	-	1.5	140.7	3.4	-	144.1
Private securities	438.3	-	26.0	464.3	381.9	-	25.1	407.0
Money market funds	281.9	-	-	281.9	266.2	-	-	266.2
Investment funds	123.9	-	-	123.9	123.4	-	-	123.4
Other	0.3	42.7	2.7	45.7	0.4	41.6	2.6	44.6
	844.4	44.2	28.7	917.3	912.6	45.0	27.7	985.3

Current portion	844.4	-	26.0	870.4	912.6	2.2	25.1	939.9
Non-current	-	44.2	2.7	46.9	-	42.8	2.6	45.4

At September 30, 2014 the financial investments comprise private securities and shares of exclusive investment funds and at December 31, 2013 comprise private securities and shares of exclusive investment funds.

At September 30, 2014 and December 31, 2013, the financial investments abroad comprised private securities, fixed term deposits and exclusive investment funds, and consist of securities issued by international institutions and by highly-rated corporations with high liquidity, measured at their fair values. The investments are marked to market daily and changes in fair value are reflected in profit or loss, as the Company classifies these investments as assets measured at fair value through profit or loss.

These investment funds have no significant financial obligations. The financial obligations are restricted to the asset management and custody fees, audit fees and similar expenses, which are already accounted for based on the value of each asset in the portfolio. No Company assets were used as collateral for these obligations and the fund creditors have no right of recourse against the general credit of the Company.

5.            Derivative financial instruments

Derivative financial instruments are contracted to protect the Company’s operations from exchange and interest rate fluctuations and are not used for speculation.

As of September 30, 2014, the Company had derivative financial instruments such as interest rate swaps, options, non-deliverable forward (NDF) and cash flow and interest hedges.

Swaps are contracted to effectively change a floating rate loan to a fixed rate loan or to exchange cash flows in dollars to cash flows in reais, or vice versa and to exchange cash flows in euro to cash flows in dollar, or vice e versa. They are valued at the future flow determined by applying the contractual rates up to maturity and discounted to present value on the date of the consolidated financial statements at the current market rates.

Cash flow hedging operations are contracted to protect highly probable salary and healthcare expense flows denominated in reais from exchange rate variations. The expense flows are expected to occur on a monthly basis beginning in January 2014 and in December 2015. Financial instruments normally used by the Company for this type of transaction mode is zero-cost collar, which consists of the buying of put options and selling of call options contracted with the same counterparty and with zero net premium. The fair value of these instruments is determined by a pricing model based on observable market data (through information providers) and widely used by market participants to measure similar instruments. When the closing rate of the dollar is within the range of the exercisable price of the put and call, the fair value reflects the extrinsic value of the option, i.e., the value that is directly connected to the time remaining to maturity.

During the nine months of 2014, there was no gain or loss recognized on the maturity of derivative instruments since during the year the exchange rate was between the put and call values. Thus no value was recognized in profit or loss, except the extrinsic value of transactions maturing in 2014.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The option exchange operations, non-deliverable forward (NDF) are contracted with the purpose of protecting the flows of exchange risks. Their fair values are calculated using pricing models based on observable market data.

At September 30, 2014, the Company did not have any derivative contracts subject to margin calls.

The table below shows the breakdown of derivative financial instruments for the Company:

Purpose	Risk	Counterparty	Settlement date	09.30.2014	12.31.2013
				(Unaudited)
Recourse and non-recourse debt (i)	Interest rate	Natixis	2022	19.1	21.4

Export financing (ii)	Interest rate	ItauBBA	2016	(2.3)	(3.2)
		Votorantim	2016	(2.1)	(2.8)
		Citibank	2016	(1.3)	(1.7)
		Santander	2016	(1.8)	(2.3)
		HSBC	2016	(0.5)	(0.7)
		Societe Generale	2016	(0.6)	(0.8)
		Bradesco	2016	(0.7)	(0.8)
Stock options (iii)	Object price	Republic Airways Holdings Inc	2015	7.5	8.8

Acquisition of property, plant and equipment (iv)	Interest rate	Compass Bank	2024	(0.4)	(0.4)

Brazilian Real expenses (v)	Exchange rate	ItauBBA	2015	0.2	(0.3)
		Deutsche	2014	-	(0.4)
		Citibank	2015	0.3	(0.1)
		Santander	2015	0.2	-
		Votorantim	2015	0.5	-

Export financing (vi)		Votorantim	2016	0.2	-
		Bofa Merril Lynch	2017	0.1	-
		Santander	2017	0.3	-

Project Development (vi)		Votorantim	2020	0.2	-
		Bofa Merril Lynch	2022	0.1	-
		Santander	2022	0.1	-

Exportação (vii)		Santander Totta	2015	(0.5)
				18.6	16.7

(i)            Derivative financial instruments (swap), not qualifying for hedge accounting and contracted by the Company and have effectively converted the amount of R$ 322.9 million equivalent to US$ 131.7 for recourse and non-recourse debt, from a fixed interest rate of 6.20% p.a., into a floating rate equivalent to LIBOR 6 month + 1.21% p.a.;

(ii)           Derivative financial instruments in the form of swap that converted a debt in the form of export in the amount of R$ 887.0 million equivalent to US$ 361.9, from a fixed interest rate of 5.50% p.a. to an average rate equivalent floating to 64.53% p.a. CDI (Interbank Deposit Certificate);

(iii)          Derivative financial instruments related to convertible options into shares (embedded derivative), received as part of a negotiation regarding the restructuring of a subsidiary of Republic Airways Holdings Inc.;

(iv)         Derivative financial instruments (swap), not qualifying for hedge accounting, relating to a transaction in the amount of R$ 12.2 million equivalent to US$ 4.9 which converted financing transactions subject to floating interest rate of LIBOR 1 month + 2.44% p.a. to a fixed interest rate of 5.23% p.a.;

(v)           Derivative financial instruments in the form zero-cost collar, designated as a cash flow hedge in the amount of R$ 1.321.4 million equivalent to US$ 592.0, through a purchase of a put option with an exercise price of US$ 2.00 and a sale of a call option with an average price of R$ 3.50, to 2014 and in September of 2014, were contracted operations to purchase PUT with an exercise price of R $ 2.30 and sales of CALL with an average price of R $ 3.3931 to the real expenditure in 2015;

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(vi)          Derivative financial instruments in the form of interest rate swap designated as hedge accounting that converted a debt in the form of export and development project in the amount of R$ 453.3 million, equivalent to US$ 184.9, from an average fixed interest rate of 5.13% p.a. to an average floating rate equivalent to 45.54% of the CDI (Interbank Deposit Certificate); and

(vii)         Derivative financial instrument in the form non-deliverable forwards, amounting to R$ 33.1 million, equivalent to US$ 13.5 related to currency exchange dollar to euro.

At September 30, 2014 and December 31, 2013, the fair value of derivative financial instruments was presented in the Statement Financial Position as shown below:

	09.30.2014	12.31.2013
	(Unaudited)
Assets
Current portion	15.4	14.6
Non-current	13.5	15.8

Liabilities
Current portion	(10.3)	(13.7)
Total	18.6	16.7

6.            Inventories

	09.30.2014	12.31.2013
	(Unaudited)
Raw materials	991.7	948.8
Work-in-process	948.4	614.1
Spare parts	353.3	351.4
Finished goods (i)	254.3	197.3
Inventory in transit	206.2	217.4
Advances to suppliers	84.0	70.6
Aircraft available for sales (ii)	46.8	36.1
Consumption materials	38.2	31.6
Provision for adjustment to realizable value (iii)	(4.4)	(19.2)
Provision for obsolescence (iv)	(151.5)	(160.8)
	2,767.0	2,287.3

(i)           The following aircrafts were held in inventory at:

•        September 30, 2014: four EMBRAER 175, one Legacy 600,  four Legacy 650, one Phenom 100, four Phenom 300, one Lineage and five Ipanema; and

•        December 31, 2013: three Legacy 650, one Phenom 100, four Phenom 300, three Lineage and seven Ipanema.

Of the total aircraft inventories at September 30, 2014, four EMBRAER 175, one Legacy 650 and one Ipanema were sold through November 03, 2014.

(ii)          The following used aircrafts were held in inventory as available for sale:

•        September 30, 2014: one ERJ 145, one Legacy 600, one Legacy 650, one Phenom 300; and

•        December 31, 2013: one ERJ 145, one Legacy 600, one Legacy 650.

(iii)         Refers to the provision recorded for adjustments to the realizable value of used aircraft.

(iv)        A provision was recorded for items without activity for over two years and with no planned use in the production program, as well as to cover expected losses from excess inventories or obsolete work in process, except for inventories of spare parts, for which the provision is based on technical obsolescence of items without activity for over two years.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

7.            Interest in entities

(i)            Wholly owned subsidiaries and special purpose entities

Wholly owned subsidiaries and structured entities over which the Company has direct or indirect control, disclosed in the consolidated financial statements as of December 31, 2013, are consolidated into the Embraer group.

The Company does not have any contractual or legal restrictions to access assets or settle liabilities of the wholly-owned subsidiaries of the group.

These entities have risks inherent to the operations and the main ones are described below:

•         Economic Risks: are potential losses from fluctuations in market conditions (price of products, exchange rate and interest);

•         Operational risk: are potential losses due to the emergence of new technologies or failure of current processes;

•         Credit risk: is the risk that loss may occur where the third party (customer) becomes unable to meet its obligations; and

•         Liquidity risk: financial inability to cover financial obligations.

(ii)           Subsidiaries with participation of non-controlling shareholders

Entities described below have participation of non-controlling shareholders, but based on contractual agreements, the Company has control and therefore consolidates these entities:

		Participation	Participation
Entity	Country	Embraer Group	noncontrolling

Bradar Indústria S.A.	Brazil	90.0%	10.0%
Aero Seating Technologies LLS	United States of America	85.5%	14.5%
OGMA - Indústria Aeronática de Portugal S.A.	Portugal	65.0%	35.0%
Harbin Embraer Aircraft Industry Company Ltd.	China	51.0%	49.0%
Embraer CAE Training Services Ltd.	United Kingdom	51.0%	49.0%
Visiona Tecnologia Espacial S.A.	Brazil	51.0%	49.0%
Embraer CAE Training Services	United States of America	51.0%	49.0%
Harpia Sistemas S.A	Brazil	51.0%	49.0%
EZ Air Interior Limited	Ireland	50.0%	50.0%
Orbisat Aerolevantamento Ltd.	Brazil	25.0%	75.0%

Although the group Embraer has 51.0% of the entities: Harbin Embraer Aircraft Industry Company Ltd., Embraer CAE Training Services Ltd., Embraer CAE Training Services, Visiona Tecnologia Espacial S.A. and Harpia Sistemas S.A. the powers described in the contractual agreements demonstrate that the Board of Directors is primarily composed of representatives from Embraer and direction of the relevant activities of the entity are approved with the consent of those representatives.

The shareholder agreement of Orbisat Aerolevantamento Ltda. assigns to Embraer S.A. an irrevocable option to purchase all of the shares of non-controlling interest. This option is exercisable at any time and can be transferred to any person, which determined that Orbisat Aerolevantamento is controlled by Embraer, despite the shareholding of only 25% of its capital.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The equity interests held in these subsidiaries do not differ substantially from the proportionional voting rights held by Embraer Group.

Following is the summary of the financial position of the group entities that have non-controlling interests:

	09.30.2014	12.31.2013
	(Unaudited)
Cash and cash equivalent	102.0	87.1
Current assets	332.4	341.6
Non current assets	123.0	109.3
Current liabilities	156.0	159.5
Non current liabilities	54.3	49.3
Noncontrolling interest	101.7	98.6
Revenue	267.6	236.5
Net income for the year	16.8	18.2

Group subsidiaries with non-controlling interests are subject to the same risks described for the wholly owned subsidiaries.

(iii)         Joint operation

The EZ Air Interior Limited is a joint operation between group Embraer and Zodiac Aerospace and shares with the other member the joint administration of the relevant activities of the entity.

This joint operation has net assets and liabilities recognized in the consolidation in accordance with the rights and obligations assigned to Embraer.

Following is the summary of the financial position of the respective joint operation:

	09.30.2014	12.31.2013
	(Unaudited)
Cash and cash equivalent	1.2	2.3
Current assets	17.7	9.3
Non current assets	4.0	3.2
Current liabilities	11.0	11.2
Non current liabilities	13.2	2.0
Revenue	13.8	4.4
Net income for the year	(1.7)	(0.7)

(iv)          Interest in other companies

Interest in other companies in Embraer Group is represented only by the participation of 25% of Embraer Defesa & Segurança in AEL Sistemas S.A. Despite this interest, Embraer Group does not have significant influence on the management of this entity, and therefore the investment is measured as a financial instrument categorized as available-for-sale in the consolidated financial statements at fair value.

8.            Related Party Transactions

8.1  Related party transactions

The table below summarizes balances and transactions with related parties outside the group and refers mainly to:

•         assets: (i) accounts receivable for spare parts, aircraft sales and product development, (ii) balances of financial investments; and (iii) bank deposits;

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

•         liabilities: (i) purchase of aircraft components and spare parts, (ii) advances received on account of sales contracts; (iii) financing for research and product development at market rates (iv) loans and financing; and (v) export financing; and

•         amounts in profit or loss: (i) purchases and sales of aircraft, components and spare parts and development of products for the defense and security market; (ii) financial income from financial investments; (iii) interest on financing for research and product development, import and export financing and advances on exchange contracts; and (iv) supplementary pension plan.

8.1.1          September 30, 2014 (Unaudited)

	Current		Non- Current		Financial	Operating
	Assets	Liabilities	Assets	Liabilities	Results	Results
Banco do Brasil S.A.	375.8	319.1	318.8	20.4	39.4	-
Banco Nacional de Desenvolvimento Econômico e Social BNDES	-	45.5	-	280.3	(9.8)	-
Brazilian Air Force	284.8	286.2	-	-	-	103.3
Caixa Econômica Federal	263.3	0.1	-	40.8	10.0	-
Embraer Prev - Sociedade de Previdência Complementar	-	-	-	-	-	(22.1)
Empresa Portuguesa de Defesa EMPORDEF	-	-	-	6.2	-	-
Telecomunicações Brasileiras S/A - Telebrás	76.3	85.8	-	-	-	22.0
Exército Brasileiro	10.1	-	-	-	-	10.0
Financiadora de Estudo e Projetos FINEP	-	11.1	-	45.4	(1.6)	-
	1,010.3	747.8	318.8	393.1	38.0	113.2

8.1.2          December 31, 2013

	Current		Non- Current
	Assets	Liabilities	Assets	Liabilities
Banco do Brasil S.A.	497.6	311.8	311.6	85.4
Banco Nacional de Desenvolvimento Econômico e Social BNDES	-	41.9	-	213.3
Caixa Econôm ica Federal	197.6	0.1	-	42.7
Brazilian Air Force	158.4	210.3	-	-
Empresa Portuguesa de Defesa EMPORDEF	-	-	-	6.9
Telecomunicações Brasileiras S/A - Telebrás	14.0	-	-	-
Exército Brasileiro	5.7	-	-	-
Financiadora de Estudo e Projetos FINEP	-	11.6	-	56.1
	873.3	575.7	311.6	404.4

8.1.3          September 30, 2013 (Unaudited)

	09.30.2013 (Unaudited)
	Financial	Operating
	Results	Results
Banco do Brasil S.A.	18.6	-
Banco Nacional de Desenvolvimento Econômico e Social BNDES	(15.0)	-
Brazilian Air Force	-	101.1
Embraer Prev - Sociedade de Previdência Complementar	-	(21.5)
Telecomunicações Brasileiras S/A - Telebrás	-	0.8
Financiadora de Estudo e Projetos FINEP	(1.1)	-
	2.5	80.4

8.2  Brazilian Federal Government

The Brazilian Federal Government, through its direct and indirect interests and by holding a "golden share” is a significant shareholder.  At September 30, 2014, in addition to its “golden share”, the Brazilian Federal Government held an indirect 5.37% stake in the Company’s capital through BNDESPAR, a wholly-owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social - BNDES (the Brazilian Development Bank, or “BNDES”), which, in turn, is controlled by the Brazilian Federal Government.  As a result, transactions between Embraer and the Brazilian Federal Government or its agencies come within the definition of related party transactions.

The Brazilian government plays a key role in the Company’s business activities, including as:

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

•         a major customer of defense products (through the Brazilian Air Force);

•         a source for research and development debt financing through technology development institutions such as the FINEP and the BNDES;

•         an export credit agency (through the BNDES); and

•          a source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

8.3  Remuneration of key Management personnel:

	09.30.2014	09.30.2013
	(Unaudited)	(Unaudited)
Short-term benefits (i)	13.3	11.6
Share based payment	4.3	3.6
Labor contract termination	1.0	0.2
Total remuneration	18.6	15.4

(i) Includes salaries and social security contributions.

Key Management includes members of the statutory Board of Directors and Executive Directors.

During the nine-month periods ended September 30, 2014 and 2013, no post-retirement or long-term benefits were paid.

9.            Property, Plant and Equipment

There were no significant additions, disposals, impairment or reclassifications of property, plant and equipment during the nine months of 2014.

10.          Intangible Assets

Internally developed intangible assets relate to the costs incurred in developing programs for each new aircraft, including support services, production labor, materials and direct labor allocated to the construction of aircraft prototypes or significant components and also the use of advanced technologies to make the aircrafts lighter, quieter, more comfortable and energy-efficient and reduce emissions, in addition to speeding up design and manufacture, while optimizing the use of resources.

	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2013	1,043.8	1,027.9	25.6	11.8	15.0	206.2	38.3	22.8	2,391.4
Additions	140.3	122.7	-	6.8	-	13.3	-	-	283.1
Contributions from suppliers	(119.5)	(52.0)	-	-	-	-	-	-	(171.5)
At September 30, 2014 (Unaudited)	1,064.6	1,098.6	25.6	18.6	15.0	219.5	38.3	22.8	2,503.0

Acumulated amortization
At December 31, 2013	(825.5)	(296.4)	(24.8)	-	(5.4)	(128.1)	-	(2.1)	(1,282.3)
Amortization	(44.6)	(19.0)	(0.1)	-	-	(11.8)	-	(0.2)	(75.7)
Amortization of contribution from suppliers	12.3	3.9	-	-	-	-	-	-	16.2
Translation adjustments	-	-	-	-	(0.9)	-	-	-	(0.9)
At September 30, 2014 (Unaudited)	(857.8)	(311.5)	(24.9)	-	(6.3)	(139.9)	-	(2.3)	(1,342.7)

Intangible, net
At December 31, 2013	218.3	731.5	0.8	11.8	9.6	78.1	38.3	20.7	1,109.1
At September 30, 2014 (Unaudited)	206.8	787.1	0.7	18.6	8.7	79.6	38.3	20.5	1,160.3

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2012	996.8	845.8	25.6	-	14.7	175.0	39.4	21.8	2,119.1
Additions	98.8	171.8	-	11.8	-	34.3	(1.1)	1.0	316.6
Additions - business combination	-	-	-	-	2.9	-	-	-	2.9
Contributions from suppliers	(51.8)	-	-	-	-	-	-	-	(51.8)
Disposals	-	-	-	-	-	(3.1)	-	-	(3.1)
Reclassifications	-	10.3	-	-	-	-	-	-	10.3
Translation adjustments	-	-	-	-	(2.6)	-	-	-	(2.6)
At December 31, 2013	1,043.8	1,027.9	25.6	11.8	15.0	206.2	38.3	22.8	2,391.4

Acumulated amortization
At December 31, 2012	(785.1)	(235.4)	(24.0)	-	(2.4)	(112.7)	-	(0.7)	(1,160.3)
Amortization	(59.9)	(67.4)	(0.8)	-	-	(15.3)	-	(1.4)	(144.8)
Additions - business combination	-	-	-	-	(2.9)	(0.1)	-	-	(3.0)
Amortization of contribution from suppliers	19.5	6.6	-	-	-	-	-	-	26.1
Reclassifications	-	(0.2)	-	-	-	-	-	-	(0.2)
Translation adjustments	-	-	-	-	(0.1)	-	-	-	(0.1)
At December 31, 2013	(825.5)	(296.4)	(24.8)	-	(5.4)	(128.1)	-	(2.1)	(1,282.3)

Intangible, net
At December 31, 2012	211.7	610.4	1.6	-	12.3	62.3	39.4	21.1	958.8
At December 31, 2013	218.3	731.5	0.8	11.8	9.6	78.1	38.3	20.7	1,109.1

During the nine-month period ended September 30, 2014, the Company capitalized interest of US$ 6.0 in intangible assets.

11.          Loans and Financing

		Contractual	Effective
	Currency	interest rate - %	interest rate - %	Maturity	09.30.2014	12.31.2013
					(Unaudited)
Other currencies:
		4.60% to 6.38%	4.60% to 7.42%	2023	1,397.8	1,390.4
Working capital	US$	Libor 6M + 1.35%	Libor 6M + 1.35%	2019	16.5	-
		Libor 3M + 2.25%	Libor 3M + 2.25%	2026	101.2	-
	Euro	2.00% a 3.37%	2.00% a 3.37%	2020	78.2	76.4

Project development	US$	6.08%	6.08%	2015	0.3	0.5

		2.13%	2.13%	2030
Property, plant and equipment	US$				64.8	66.4
		Libor 1M + 2.44%	Libor 1M + 2.44%	2035

		Euribor 1M + 1.625%	Euribor 1M + 1.625%	2014	-
Finance leasing	Euro					0.1
	US$	Libor 6M + 3.40%	Libor 6M + 3.40%	2017	0.1	0.2
					1,658.9	1,534.0
In local currency:
Export Financing	R$	5.50%	8.0%	2017	123.9	86.2

		3.50 % to 5.50%	3.50 % to 5.50%	2023
Project development	R$				259.1	236.2
		TLPJ + 1.92% a 5.00%	TLPJ + 1.92% a 5.00%	2018

Credit Note for Exportation		5.50%	8.0%	2017	330.8	337.5
	R$

Finance leasing		CDI + 1.20%	CDI + 1.20%	2015	0.2	0.4
	R$
					714.0	660.3
Total					2,372.9	2,194.3

Current portion					85.1	79.3
Non-current portion					2,287.8	2,115.0

In October 2006, the Company´s wholly-owned finance subsidiary Embraer Overseas Limited, which only performs financial operations, issued US$ 400.0 in Guaranteed Notes at 6.375% p.a. due on January 24, 2017 in an offering subsequently registered with the SEC. In October 2009, Embraer Overseas Limited issued US$ 500.0 of 6.375% p.a. guaranteed notes due on January 15, 2020. Because Overseas Limited is a wholly owned subsidiary of Embraer S.A., and exists to conduct financial operations, funding operations contracted by Embraer Overseas Limited are presented in the statement of financial position of the Company.

Between the months of August and September 2013 Embraer S.A., through its subsidiary Embraer Overseas Limited, made the exchange offer for existing bonds maturing in 2017 and 2020 for "New Notes" maturing in 2023. For 2017 Notes, the Exchange Offer resulted in US$ 146.4 aggregate principal amount of existing notes and US$ 337.2 aggregate principal amount of 2020 Notes, representing approximately 54.95% of the Notes exchanged. The total of the "Exchange Offer" which considering the effects of the exchange price negotiations total issuance of New Notes closed on approximately US$ 540.5 in principal at a rate of 5.696% and maturing on September 16, 2023.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The separate financial statements of Embraer Overseas Limited are not provided, because the issuer is a fully-owned finance subsidiary of the Company and the Company fully and unconditionally guarantees the securities. There are no significant restrictions on the ability of the parent company to obtain funds from its subsidiaries by dividend or loan.

On September 15, 2012, Embraer S.A. raised funds by issuing guaranteed notes, maturing on June 15, 2022, through an overseas offer of US$ 500.0 at a rate of 5.15% a year.

On February 2013, Embraer S.A. signed loans in the form of Export Credit Notes for the purpose of applying in export activities and the production of goods for export in the accumulated amount of R$ 712.0 million equivalent to US$ 290.5 at a fixed rate of 5.50% p.a.

On March and April, 2013, Embraer S.A. contracted the funding line Programa BNDES de Sustentação do Investimento – BNDES PSI – Subprograma Exportação de Pré-embarque in order to implement the activities of production for export in the total amount of R$ 200.0 million equivalent to US$ 81.6 at a fixed rate of 5.50% p.a.

In August 2013, Embraer S.A. contracted financing line from the Financier of Studies and Projects - FINEP for the purpose of use in research and new product development program totaling approximately R$ 303.9 million equivalent to US$ 124.0 at a rate fixed 3.50% per annum.

In December 2013, Embraer S.A. signed a contract with BNDES for use in developments projects in the amount of approximately R$ 1.4 billion equivalent to US$ 571.2. At September 30, 2014 there was R$ 170.6 million equivalent US$ 69.6 at a fixed rate of 3.50% p.a disbursed related to this line.

At September 30, 2014, the long-term financing agreements will mature as follows:

Year
2015	15.4
2016	491.3
2017	372.0
2018	53.1
After 2018	1,356.0
2,287.8

11.1      Currency analysis

Total debt is denominated in the following currencies:

	09.30.2014	12.31.2013
	(Unaudited)
Loans
US dollar	1,580.7	1,457.5
Brazilian Real	714.0	660.3
Euro	78.2	76.5
	2,372.9	2,194.3

11.2      Interest and guarantees

At September 30, 2014, the loans denominated in Real (30% of the total) are subject to fixed interest rates or interest based on the Brazilian Long-term Interest Rate (“TJLP”). The weighted average rate at September 30, 2014 was 6.32% p.a. (6.17% p.a. at December 31, 2013).

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

At September 30, 2014 the loans denominated in US dollar (67% of the total) are mainly subject to fixed interest rates. The weighted average rate was 5.57% p.a. (5.81% p.a. at December 31, 2013). In addition, as at September 30, 2014, the Company had loans denominated in Euro (3% of the total) that are subject to annual weighted interest rates of 2.88% p.a. (2.82% p.a. at December 31, 2013).

The effective rates on the foreign currency financing, which includes the financial structuring costs incurred and already paid, result in an average effective weighted rate equivalent to LIBOR + 3.36% p.a. as at September 30, 2014 (LIBOR + 3.81% p.a. at December 31, 2013).

Real estate, machinery, equipment, commercial pledges and bank guarantees totaling US$ 467.5 as at September 30, 2014 were provided as collateral for loans.

11.3      Restrictive clauses

The long-term financing agreements are subject to restrictive clauses, consistent with normal market practices, which establish control over the degree of leverage through the ratio of total consolidated indebtedness to EBITDA (defined as Earnings Before Interest, Taxes, Depreciation and Amortization), as well as limits for debt service cover based on the ratio of EBITDA to net financial expense. Agreements also include customary restrictions on the creation of new encumbrances on assets, change of control of the Company, sale of assets and payment of dividends in excess of the minimum mandatory dividend in the event of default on the financing, and transactions with affiliated companies. As at September 30, 2014, the Company was in compliance with all the restrictive clauses.

12.          Income Taxes

As the tax basis for the majority of the Company’s assets and liabilities  are denominated in Real and the accounting basis are measured in US dollars (functional currency), the fluctuation in the exchange rate significantly impacts the tax basis and, in turn, the deferred income tax expense (benefit).

Based on expectation of future taxable income, the Company recorded deferred tax assets based on tax losses carryforward.

Credits relating to temporary differences on non-deductible provisions, comprising labor contingencies, provisions and disputed taxes will be realized as such proceedings are concluded.

12.1      Deferred taxes

The components of deferred tax assets and liabilities are as follows:

	09.30.2014	12.31.2013
	(Unaudited)
Temporarily non-deductible provisions	(135.2)	(117.9)
Tax loss carryforwards	22.7	22.3
Differences between basis: account x tax
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(159.3)	(123.7)
Finance guarantee provision gain not realized and Health Insurance Provision	97.5	90.7
Effect of differences by fixed asset	(32.2)	(29.7)
Other accounting differences	(24.9)	(42.4)
Deferred tax assets (liabilities), net	(231.4)	(200.7)

Total deferred tax asset	8.7	8.5
Total deferred tax liability	(240.1)	(209.2)

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The change of deferred income tax that affected profit and loss was as follows:

	From the	Other
	statement of	comprehensive
	income	income	Total
At December 31, 2012	(22.3)	8.7	(13.6)
Temporarily non-deductible provisions	(77.0)	-	(77.0)
Tax loss carryforwards	(4.7)	-	(4.7)
Differences between basis: account x tax
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(91.1)	-	(91.1)
Finance Guarantee Provision Gain not realized and Health Insurance Provision	36.0	4.4	40.4
Effect of differences by fixed asset	(7.2)	-	(7.2)
Other accounting differences	(48.6)	1.1	(47.5)
At December 31, 2013	(214.9)	14.2	(200.7)
Temporarily non-deductible provisions	(21.6)	-	(21.6)
Tax loss carryforwards	1.2	-	1.2
Differences between basis: account x tax
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(40.1)	-	(40.1)
Finance guarantee provision gain not realized and Health Insurance Provision	14.8	(4.7)	10.1
Effect of differences by fixed asset	(5.6)	-	(5.6)
Other accounting differences	10.2	15.1	25.3
At September 30, 2014 (Unaudited)	(256.0)	24.6	(231.4)

12.2     Reconciliation of income tax expense

	09.30.2014	09.30.2013
	(Unaudited)	(Unaudited)
Profit before taxation	354.1	222.3
Income tax and social contribution expense at the nominal Brazilian composite tax rate - 34%	(120.4)	(75.6)
Tax on profits of overseas subsidiaries
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(34.3)	(62.4)
Research and development tax incentives	42.5	50.6
Interest on own capital	16.4	14.0
Translation effects for investments	-	48.2
Fiscal credits (recognized and non recognized) and tax rate	7.7	(59.1)
Other difference between IFRS and fiscal basis	(6.0)	(50.0)
Other	(7.2)	(7.0)

Income tax and social contribution income (expense) benefit as reported	(101.3)	(141.3)

Income tax and social contribution current expense as reported	(60.2)	(57.1)
Income tax and social contribution deferred expense benefit as reported	(41.1)	(84.2)

The effective tax rate for the nine-month period ended September 30, 2014 was negative 28.6% as compared to a negative 63.6% in the nine-month period ended September 30, 2013. This variation was mainly due to the effect of foreign exchange variation during the period, which time the real depreciated 11.3% and generated a deferred income tax debit on non-monetary assets, compared to an expensive in 2013 due to a depreciation of the real.

Transitional tax regime Regime Tributário de Transição – “RTT”

On May 14, 2014, Law No. 12.973/2014 was published in the Official Daily Government Newspaper superseeding repealing the provisions of Law No. 11.941/2009, which had established the Transitional Tax Regime (RTT). It also replaced the Provisional Measure No. 627/2009, which provides for Corporate Income Tax and Social Contribution on Net Income, as well as contributions to PIS/PASEP, and to Social Security Financing. Among other determinations Law No. 12.973/2014 ratifyed the adoption of the International Finacial Reporting Standards (IFRS) as part of the set rules and legal requirements known as Brazilian GAAP (BR GAAP).

The Company will adopt the Law from January 2015, when it enters into force and not expect significant effects on its financial statements.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

13.          Financial Guarantees and Residual Value Guarantees

	09.30.2014	12.31.2013
	(Unaudited)
Accounts payable (i)	85.6	138.2
Financial guarantee of residual value	73.6	81.6
Financial guarantee	63.9	73.7
	223.1	293.5
Current portion	41.5	90.0
Non-current portion	181.6	203.5

Below is the activity of the financial guarantees and residual guarantees:

	Financial	Financial	Accounts	Additional
	guarantee	guarantee of	payable (i)	provision (i)	Total
		residual value
At December 31, 2012	54.5	59.5	258.5	211.9	584.4
Additions	30.6	0.8	3.8	6.7	41.9
Disposals	-	-	(121.4)	(66.4)	(187.8)
Reversals	-	-	(2.7)	(170.5)	(173.2)
Market value	-	21.3	-	18.3	39.6
Guarantee recognition	(11.4)	-	-	-	(11.4)
At December 31, 2013	73.7	81.6	138.2	-	293.5
Additions	-	-	3.1	-	3.1
Disposals	-	(6.3)	(55.7)	-	(62.0)
Market value	-	(1.7)	-	-	(1.7)
Guarantee recognition	(9.8)	-	-	-	(9.8)
At September 30, 2014 (Unaudited)	63.9	73.6	85.6	-	223.1

(i) Accounts payable and additional provision:

•         American Airlines - Refers to liabilities assumed as a result of the acquisition of certain assets of American Airlines in 2012. At September 30, 2014 the obligation assumed in accounts payable was US$ 83.5 (December 31, 2013 – US$ 82.5)

•         Chautauqua – Refers to the negotiation realized in 2012 with Chautauqua Airlines Inc., a subsidiary of Republic Airways Holdings Inc., for restructuring of its financial operations. At September 30, 2014 the obligation assumed was US$ 2.1 (December 31, 2013 – US$ 55.7).

14.          Provisions and contingent liabilities

14.1      Provisions

	09.30.2014	12.31.2013
	(Unaudited)
Product warranties (i)	102.1	103.9
Post retirement benefits	76.4	71.0
Provisions for labor, taxes and civil (ii)	62.6	68.9
Taxes	21.7	7.3
Environmental provision (iii)	4.3	5.3
Other (iv)	6.2	7.8
	273.3	264.2

Current portion	98.8	98.5
Non-current portion	174.5	165.7

(i)         Recorded to cover product-related expenditure, including warranties and contractual obligations to implement improvements to aircrafts delivered in order to meet performance targets.

(ii)           Provisions for labor, tax or civil contingencies, as follows in the chart below Note 14.1.1.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(iii)          The Company maintains allowances for spending on research of soil and potential environmental recovery services.

(iv)          Refers mainly to a contingent liability recognized in 2011 when the Company, through its subsidiary, Embraer Defesa & Segurança Participações, acquired the jointly controlled entity Atech and the subsidiary Bradar. This contingent liability at the time of the acquisition represented a present obligation and whose fair value was reliably measurable. At September 30, 2014, the remaining balance for the contingent liability was US$ 3.8.

14.1.1  Provision labor, tax and civil

	09.30.2014	12.31.2013
	(Unaudited)
Tax related
PIS and COFINS (i)	13.5	14.0
Social security contributions (ii)	10.6	10.8
Third party contributions (iii)	-	8.7
FUNDAF (iv)	5.0	5.1
ICMS (v)	4.9	4.8
Import taxes (vi)	2.4	2.4
CIDE (vii)	1.6	1.7
Others	0.6	0.6
	38.6	48.1
Labor related
Plurimas 461/1379 (viii)	10.3	9.7
Reintegration (ix)	3.1	2.3
Indemnity (x)	2.7	1.6
Third parties	0.3	0.2
Others	5.3	4.8
	21.7	18.6
Civil related
Indemnity (xi)	2.3	2.2
	2.3	2.2
	62.6	68.9

Current portion	19.6	27.2
Non-current portion	43.0	41.7

(i)      The Company calculated credits on the corresponding contributions in certain operations and is awaiting the conclusion of the administrative suit to assess the appropriate legal measures.

(ii)     The Company was notified by the authorities for failing to withhold social security contributions from service providers. These lawsuits are at the 2nd court level. The Company was also ordered to pay additional allowances for work environment risks. This lawsuit is at the 2st court level.

(iii)    The Company was questioning the Social Security and Assistance Fund (Fundo da Previdência e Assistência Social – FPAS) classification, amended by a regulatory ruling, which resulted in an increase in taxes on payroll. In May 2014, the period of Law 11,941 / 2009 was reopened, and after evaluating the impact of amnesty on the values discussed, as well as considering the low chance of success, the Company adhered to the installment special program encouraged, sanctioned by Law 12.996 / 2014.

(iv)    In March 2005, an Assessment and Penalty Notice (AIIM) was filed against the Company, demanding payment of this contribution Fundo de Modernização da Administração Fazendária (FUNDAF). As a result of this notification, the Company filed a tax debt annulment lawsuit at the 1st court level, which was partially judged in the Company’s favor. The lawsuit is at the 2nd court level, for consideration of the Appeal and the Voluntary Appeal.

(v)     The Company has presented an appeal at administrative stage against an Infraction and Imposition of Penalty (Auto de Infração e Imposição de Multa - AIIM) issued by the State Revenue of São Paulo. The Company does not agree with the fact that the Administrative Tax Authorities are charging ICMS (Imposto sobre Circulação de Mercadorias e Serviços) -  tax on the distribution of goods, transportation, and communication - a sort of Valued Added Tax - on services that, according to the Company, are not subject to that sort of taxation. The tax authorities have not yet decided on the appeal until this moment.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(vi)     It is two Notices of Violation and Imposition of Penalty issued against the Company involving the drawback regime. The first was issued due to alleged violation of the deadline for compliance with the drawback and the second discusses possible differences regarding the tax classification of certain products. Both discussions run the judiciary and is, respectively, in the analysis phase of the Special Appeal STJ awaiting trial on the merits in court 1st instance.

(vii)   Between January and September 2002, the Company paid the Economic Domain Intervention Contribution (CIDE) charged on royalties, technical services and technical assistance, without adjusting the calculation base. After a first examination of this period and a favorable ruling at the administrative level with regard to the facts contested, the Federal Revenue Office ordered the Company to pay the difference on the adjusted calculation base charged during the above period. On July 17, 2012, the Company was informed of a partially favorable decision by the lower level administrative court, recognizing the statute of limitations for the CIDE-Royalties tax debts for the period from January 1, 2002 to February 28, 2002, and reversed part of the amount provisioned. A voluntary appeal was filed in the administrative suit with regard to the part judged to be groundless, which was deferred in the Administrative Tax Appeals Council – CARF, whose judgment was favorable to the Company. The Company is awaiting possible appeal of Finance.

(viii)  Refers to claims for backdated salary increases and productivity payments, brought by former employees.

(ix)    Suits brought by former employees claiming reinstatement with the Company for various reasons.

(x)     Indemnity claims in connection with alleged work-related accidents, pain and suffering, etc.

(xi)    Other indemnity claims brought by parties that had any kind of legal relationship with the Company.

The tax, labor and civil provisions are recorded in accordance with the Company’s accounting policy (see note 2.2.30 of the December 31, 2013 consolidated financial statements), and the amounts shown here represent the estimated amounts that the Company’s legal department and its external counsel expect the Company to have to disburse to settle the lawsuits. The "Others" line in each of the categories is generally comprised of individual lawsuits and operations that differ from the main categories and are sufficiently different and insignificant not to warrant individual categories.

Change in provision:

	Product warranties	Post retirement benefits	Provisions Labor, Taxes and Civil	Taxes	Environmental provision	Other	Total
At December 31, 2012	110.6	61.4	62.8	4.2	-	14.6	253.6
Additions	98.0	15.0	21.0	5.4	5.8	9.5	154.7
Interest	-	4.7	4.1	-	-	-	8.8
Used/payments	(68.5)	(3.1)	(2.0)	-	-	-	(73.6)
Reversals	(35.1)	-	(9.6)	(2.3)	-	(14.9)	(61.9)
Translation adjustments	(1.1)	(7.0)	(7.4)	-	(0.5)	(1.4)	(17.4)
At December 31, 2013	103.9	71.0	68.9	7.3	5.3	7.8	264.2
Additions	53.8	1.7	6.5	15.9	1.4	0.2	79.5
Interest	-	5.5	4.5	-	-	-	10.0
Used/payments	(40.5)	-	(10.2)	(1.2)	(2.2)	(0.6)	(54.7)
Reversals	(14.4)	-	(4.8)	-	-	-	(19.2)
Translation adjustments	(0.7)	(1.8)	(2.3)	(0.3)	(0.2)	(1.2)	(6.5)
At September 30, 2014 (Unaudited)	102.1	76.4	62.6	21.7	4.3	6.2	273.3

14.2      Contingent liabilities

Contingent liabilities are amounts classified as possible losses, in accordance with the Company’s accounting policy, in the opinion of the Company’s legal department, supported by its external counsel. When a contingent asset arises from the same set of circumstances as an existing provision, the type of the corresponding provision is indicated at the end of the description. Below is the description of all of the Company´s contingent liabilities:

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

•       In response to tax assessment notices filed by the Brazilian Federal Revenue Authorities in December 2010 and September 2011, the Company is contesting the calculation base and the rates of taxes charged on certain remittances abroad and also the accounting and recognition of an indemnity received in a contractual dissolution.

With the reopening of encouraged installments, debts were included in the Company challenged the tax base and tax rate levied on certain remittances abroad. The total value of the tax assessment included in December 2013 was US$ 103.3, paid in 30 months, the final amount after discount, the value subsisting US$ 65.1, related to the consolidation in December 2013, plus Selic period. The total amount at September 30, 2014 was US$ 43.2, plus Selic period.

•       The administrative discussion regarding the tax assessment which addresses the accounting and recognition of compensation in the Administrative Appeals Council goes on. The total amount as of September 30, 2014 is US$ 40.5.

•       The Company received in September, 2010 a subpoena from the SEC and associated inquiries from the U.S. Department of Justice, or DOJ, concerning possible non-compliance with the U.S. Foreign Corrupt Practices Act in relation to certain aircraft sales outside of Brazil. In response, the Company retained outside counsel to conduct an internal investigation of sales in three countries.

     In light of additional information, the Company voluntarily expanded the scope of the internal investigation to include sales in other countries, reported on these matters to the SEC and the DOJ and otherwise cooperated with them. The U.S. government inquiries, related inquiries and developments in other countries and the Company’s internal investigation are continuing. Any action in these or related inquiries, proceedings or other developments, or any agreement the Company enters into to settle the same, may result in substantial fines and other sanctions and adverse consequences. Based upon the opinion of its outside counsel, the Company believes that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters.

     In light of the above, we embarked on a comprehensive effort to improve and expand our compliance program worldwide. This multi-year task involved reexamining every aspect of our compliance systems, and where appropriate, redesigning or adding to them. Some of the key enhancements include the creation of a Compliance Department, the appointment of a Chief Compliance Officer reporting directly to the Risk and Audit Committee of the Board of Directors, the development of a program to monitor engagement of and payments to third parties, improvements to compliance policies, procedure and controls, the enhancement of anonymous and other reporting channels, and the development of a comprehensive training and education program designed to maintain and reinforce a strong compliance culture at all levels of Embraer globally. The Company will continue to promote enhancements and update its compliance program.

•       The Company has contingent liabilities amounting to US$ 15.7 related to labor suits.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

15.          Financial Instruments

15.1      Financial instruments by category

	09.30.2014 (Unaudited)
	Note	Loans and receivables	Measured at fair value through profit or loss	Available for sale	Investments held to maturity	Liabilitie smeasured at amortised cost	Total

Assets
Cash and cash equivalents	3	-	1,176.0	-	-	-	1,176.0
Financial investments	4	-	844.4	28.7	44.2	-	917.3
Collateralized accounts receivable		427.2	-	-	-	-	427.2
Trade accounts receivable, net		796.7	-	-	-	-	796.7
Customer and commercial financing		74.6	-	-	-	-	74.6
Derivative financial instruments	5	-	28.9	-	-	-	28.9
		1,298.5	2,049.3	28.7	44.2	-	3,420.7
Liabilities
Loans and financing	11	-	-	-	-	2,372.6	2,372.6
Trade accounts payable and others liabilities		-	2.6	-	-	1,813.5	1,816.1
Financial guarantee and of residual value	13	-	73.6	-	-	149.5	223.1
Capital lease	11	-	-	-	-	0.3	0.3
Derivative financial instruments	5	-	10.3	-	-	-	10.3
		-	86.5	-	-	4,335.9	4,422.4

				12.31.2013
	Note	Loans and receivables	Measured at fair value through profit or loss	Available for sale	Investments held to maturity	Liabilities measured at amortised cost	Total
Assets
Cash and cash equivalents	3	-	1,683.7	-	-	-	1,683.7
Financial investments	4	-	912.6	27.7	45.0	-	985.3
Collateralized accounts receivable		425.9	-	-	-	-	425.9
Trade accounts receivable, net		578.7	-	-	-	-	578.7
Customer and commercial financing		73.7	-	-	-	-	73.7
Derivative financial instruments	5	-	30.4	-	-	-	30.4
		1,078.3	2,626.7	27.7	45.0	-	3,777.7
Liabilities
Loans and financing	11	-	-	-	-	2,193.6	2,193.6
Trade accounts payable and others liabilities		-	-	-	-	1,806.9	1,806.9
Financial guarantee and of residual value	13	-	81.6	-	-	211.9	293.5
Capital Lease	11	-	-	-	-	0.7	0.7
Derivative financial instruments	5	-	13.7	-	-	-	13.7
		-	95.3	-	-	4,213.1	4,308.4

15.2      Fair value of financial instruments

The fair value of the Company's financial assets and liabilities were determined using available market information and appropriate valuation methodologies. However, considerable judgment was required in interpreting market data to generate estimates of fair values. As a consequence, the estimates presented below are not necessarily indicative of the amounts that might be realized in a current market exchange. The use of different assumptions and/or methodologies could have a material effect on the estimated realizable values.

The following methods were used to estimate the fair value of each category of financial instrument for which it is possible to estimate the fair value.

The book values of cash, cash equivalents, financial investments, accounts receivable, other financial assets and current liabilities are approximately their fair values. The fair value of securities held to maturity is estimated by the discounted cash flow methodology. The fair value of non-current loans is based on the discounted value of the contractual cash flows. The discount rate used, when applicable, is based on the future market yield curve for the cash flows of each liability.

The Company considers "fair value" to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observable inputs. A fair value hierarchy is used to prioritize the inputs used to measure fair value. The three Levels of the fair value hierarchy are as follows:

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

  Level 1 - quoted prices are available in active markets for identical assets or liabilities at the reporting period. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

  Level 2 - pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. However, they can be directly or indirectly observable at the statement of financial position date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange traded derivatives such as over-the-counter forwards and options.
  Level 3 - pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in Management's best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	09.30.2014 (Unaudited)
		Fair value of financial instruments measured at fair value
		through profit or loss				Fair value of the
						other financial	Fair value	Book value
	Note	Level 1	Level 2	Level 3	Total	instruments
Assets
Cash and cash equivalents	3	216.9	959.1	-	1,176.0	-	1,176.0	1,176.0
Financial investments	4	30.2	814.1	-	844.3	72.9	917.3	917.3
Collateralized accounts receivable		-	-	-	-	427.2	427.2	427.2
Trade accounts receivable, net		-	-	-	-	796.7	796.7	796.7
Customer and commercial financing		-	-	-	-	74.6	74.6	74.6
Derivative financial instruments	5	-	28.9	-	28.9	-	28.9	28.9
		247.1	1,802.1	-	2,049.2	1,371.4	3,420.7	3,420.7
Liabilities
Loans and financing	11	-	-	-	-	2,372.6	2,197.9	2,372.6
Trade accounts payable and others liabilities		2.6	-	-	2.6	1,813.4	1,816.1	1,816.1
Financial guarantee and of residual value	13	-	-	73.6	73.6	149.4	223.1	223.1
Capital lease	11	-	-	-	-	0.3	0.3	0.3
Derivative financial instruments	5	-	10.3	-	10.3	-	10.3	10.3
		2.6	10.3	73.6	86.5	4,335.7	4,247.7	4,422.4

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

	12.31.2013
		Fair value of financial instruments measured at fair value
		through profit or loss				Fair value of the
						other financial	Fair value	Book value
	Note	Level 1	Level 2	Level 3	Total	instruments
Assets
Cash and cash equivalents	3	261.6	1,422.1	-	1,683.7	-	1,683.7	1,683.7
Financial investments	4	140.7	771.9	-	912.6	72.7	985.3	985.3
Collateralized accounts receivable		-	-	-	-	425.9	425.9	425.9
Trade accounts receivable, net		-	-	-	-	578.7	578.7	578.7
Customer and commercial financing		-	-	-	-	73.7	73.7	73.7
Derivative financial instruments	5	-	30.4	-	30.4	-	30.4	30.4
		402.3	2,224.4	-	2,626.7	1,151.0	3,777.7	3,777.7
Liabilities
Loans and financing	11	-	-	-	-	2,193.6	2,299.3	2,193.6
Trade accounts payable and others liabilities		-	-	-	-	1,806.9	1,806.9	1,806.9
Financial guarantee and of residual value	13	-	-	81.6	81.6	211.9	293.5	293.5
Capital lease	11	-	-	-	-	0.7	0.6	0.7
Derivative financial instruments	5	-	13.7	-	13.7	-	13.7	13.7
		-	13.7	81.6	95.3	4,213.1	4,414.0	4,308.4

Fair value of liabilities
measurement using
significant unobservable
inputs (level 3)

At December 31,2012	99.7
Profits (losses) unrealized	1.2
Market value	39.3
Reversal	(58.6)
At December 31,2013	81.6
Market value	(8.0)
At September 30,2014 (Unaudited)	73.6

15.3      Financial risk management policy

The Company has and follows a risk management policy to direct transactions, which involves the diversification of transactions and counterparties. This policy provides for regular monitoring and management of the nature and general situation of the financial risks in order to assess the results and the financial impact on cash flows. The credit limits and risk rating of the counterparties are also reviewed periodically.

The Company's risk management policy was established by the Executive Directors and submitted by to the Board of Directors, and provides for a Financial Management Committee. Under this policy, the market risks are mitigated when there is no counterparty in the Company's operations and when it is considered necessary to support the corporate strategy. The Company's internal control procedures provide for a consolidated monitoring and supervision of the financial results and of the impact on cash flows.

The Financial Management Committee assists the Financial Department in examining and reviewing information in relation to the economic scenario and its potential impact on the Company's operations, including significant risk management policies, procedures and practices.

The financial risk management policy includes the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the exposure to exchange rate risk. The use of these instruments for speculative purposes is forbidden.

15.3.1  Capital risk management

The Company uses capital management to ensure the continuity of its investment program and offer a return to its shareholders and benefits to its stakeholders and also to maintain an optimized capital structure in order to reduce costs.

The Company may review its dividends payment policy, pay back capital to the shareholders, issue new shares or sell assets in order to maintain or adjust its capital structure (to reduce the financial indebtedness, for instance).

Liquidity and the leverage level are continually monitored in order to mitigate refinance risk and to maximize the return to the shareholders. The ratio between the liquidity and the return to the shareholders may be changed pursuant to the assessment of Management.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The capital management may be changed due to change in the overall economic environment or due to strategic repositioning of the Company.

At September 30, 2014, cash and cash equivalents was lower than the Company’s financial indebtedness by US$ 326.5 and December 31, 2013 cash and cash equivalents exceeded the Company’s financial indebtedness by  US$ 429.3.

Of the total financial indebtedness as at September 30, 2014, 3.6% was short-term (3.6% at December 31, 2013) and the average weighted term was equivalent to 5.6 years (6.3 years at December 31, 2013). The Company's own capital accounted for 36.6% as at September 30, 2014 and 35.8% of the total liabilities as at December 31, 2013.

15.3.2  Credit risk

Credit risk is the risk of unfulfillment, by the counterparty, of an obligation due to the Company represented in financial instruments, or receivables due from sales to customers, which leads to a financial loss. The Company is exposed to credit risk with respect to its operational activities, cash held in banks and financial investments held in other institutions.

  Financial investment

The credit risk of cash and financial investment, which is managed by the Financial Department, is managed according to the defined policy. The credit limit of the counterparties is reviewed on a daily basis in order to minimize the concentration risk and mitigate financial losses due to bankruptcy of the counterparties. The Financial Management Committee assists the Financial Department in examining and reviewing operations done with counterparties.

  Accounts receivable

The Company may incur losses on amounts receivable from sales of spare parts and services. To reduce this risk, customer credit analyses are re-evaluated on a continual basis. In relation to accounts receivable from aircraft sales, the Company may have credit risks until the financing structure has been completed. To minimize this credit risk, the Company operates with financial institutions to facilitate structuring of the financing.

To cover risk of loss from doubtful accounts, the Company has recorded an allowance in an amount considered sufficient by management to cover expected losses on realization of the receivables.

The following tables present the credit risk classification of the respective counterparty of the financial investment (including cash) and other financial assets held by the Company.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

a)     Credit risk for counterparty with external assessment

	09.30.2014	12.31.2013
	(Unaudited)
Cash and cash equivalents	1,176.0	1,683.7
Financial investments	917.3	985.3
Derivative financial instruments	28.9	30.4
Total	2,122.2	2,699.4

Based on external appraisal:
AAA	1,488.7	1,344.6
AA	21.1	123.4
A	158.9	115.2
BBB	409.5	1,082.4
N/A	44.0	33.8
Total	2,122.2	2,699.4

N/A – Not available: no observable input to credit assessment

b)        Credit risk for counterparties without external evaluation

	09.30.2014	12.31.2013
	(Unaudited)
Collateralized accounts receivable	427.2	425.9
Trade accounts receivable, net	796.7	578.7
Customer and commercial financing	74.6	73.7
Total	1,298.5	1,078.3

Based on internal appraisal:
Group 1	5.5	9.8
Group 2	125.3	79.5
Group 3	1,167.7	989.0
Total	1,298.5	1,078.3

Group 1 : New customers (less than one year)
Group 2 : Customers (more than one year) impaired
Group 3 : Customers (more than one year) not impaired

15.3.3  Liquidity risk

This is the risk of the Company not having sufficient funds to honor its financial commitments as a result of a mismatch of terms or volumes of estimated receipts and payments.

To manage the liquidity of cash in dollars and reais, Management has established projections and assumptions based on contracts for future disbursements and receipts, which are monitored by the Company on a daily basis. Accordingly, possible mismatches are detected well in advance allowing the Company to adopt mitigation measures in advance, reducing the risk and financial cost.

The following table provides additional information related to undiscounted contractual obligations and commercial commitments and their respective maturities:

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

	Cash Flow	Less than one	One to three	Three to five	More than
		year	years	years	five years

At September 30, 2014 (Unaudited)
Loans and financing	3,143.0	215.9	1,072.3	237.4	1,617.4
Suppliers	945.0	945.0	-	-	-
Recourse and non recourse debt	401.6	20.3	319.2	32.9	29.2
Financial guarantees	223.1	41.5	37.4	16.8	127.4
Other liabilities	297.5	10.2	63.6	153.9	69.8
Capital lease	0.4	0.3	0.1	-	-
Total	5,010.6	1,233.2	1,492.6	441.0	1,843.8

At December 31, 2013
Loans and financing	3,003.8	176.6	1,167.4	182.9	1,476.9
Suppliers	1,013.6	1,013.6	-	-	-
Recourse and non recourse debt	400.2	12.1	317.3	27.5	43.3
Financial guarantees	293.5	35.1	26.2	23.2	209.0
Other liabilities	355.2	19.3	105.7	149.8	80.4
Capital lease	0.8	0.5	0.3	-	-
Total	5,067.1	1,257.2	1,616.9	383.4	1,809.6

The above table shows the outstanding principal and anticipated interest due at maturity date. For the fixed rate liabilities, the interest expenses were calculated based on the rate established in each debt contract. For the floating rate liabilities, the interest expenses were calculated based on a market forecast for each period (e.g. LIBOR 6m - 12m).

15.3.4  Market risk

a)         Interest rate risk

This risk arises from the possibility that the Company might incur losses on account of interest rate fluctuations that increase the financial expense of liabilities and related to floating interest rates that reduce the income from assets subject to floating interest rates and/or as a result of the fluctuation in the amount of assets or liabilities measured at fair value, that were contracted at fixed rates.

•         Cash, cash equivalents and financial investments - Company policy for managing the risk of fluctuations in interest rates on financial investments is to measure market risk by the Value-At-Risk - VAR methodology, analyzing a variety of risk factors that might affect the return on the investments. The financial income determined in the period already reflects the effects of marking the assets in the Brazilian and foreign investment portfolios to market.

•         Loans and financing - the Company uses derivative contracts to hedge against the risk of fluctuations in interest rates on certain transactions, and also continuously monitors market interest rates to evaluate the potential need to contract new derivative transactions to protect against the risk of volatility in these rates.

At September 30, 2014, the Company's cash, cash equivalents, financial investments and loans and financing were indexed as follows:

Without derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	585.9	27.99%	1,507.4	72.01%	2,093.3	100.00%

Loans and financing	2,145.7	90.43%	227.2	9.57%	2,372.9	100.00%

With derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	585.9	27.99%	1,507.4	72.01%	2,093.3	100.00%

Loans and financing	1,598.9	67.38%	774.0	32.62%	2,372.9	100.00%

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

At September 30, 2014, the Company's cash, cash equivalents, financial investments and loans and financing post -fixed were indexed as follows:

	Without derivative effect		With derivative effect
	Amount	%	Amount	%
Cash equivalents and financial investments	1,507.4	100.00%	1,507.4	100.00%
CDI	1,289.5	85.54%	1,289.5	85.54%
Libor	217.9	14.46%	217.9	14.46%

Loans and financing	227.2	100.00%	774.0	100.00%
TJLP	51.8	22.80%	51.8	6.69%
Libor	175.2	77.11%	171.1	22.11%
CDI	0.2	0.09%	551.1	71.20%

b)        Foreign exchange rate risk

The Company's functional currency is the US dollar.

Consequently, the Company's operations which are most exposed to foreign exchange gains/losses are those denominated in Real (labor costs, local expenses, financial investments and loans and financing) as well as investments in subsidiaries in currencies other than the US dollar.

Company policy for protection against foreign exchange risks on assets and liabilities is mainly based on seeking to maintain a balance between assets and liabilities indexed in each currency and daily management of foreign currency purchases and sales to ensure that, on realization of the transactions contracted, this natural hedge will occur. This policy minimizes the effect of exchange rate changes on assets and liabilities already contracted, but does not protect against the risk of fluctuations in future results due to the appreciation or depreciation of the Real that can, when measured in dollars, show an increase or reduction of the share of costs when Real denominated.

The Company, in certain market conditions, may protect itself against future expenses and revenues, denominated in foreign currency, to minimize future mismatches which lead to foreign currency gains/losses in the results.

Efforts to minimize the foreign exchange risk for rights and liabilities denominated in currencies other than the functional currency may involve transactions with derivatives, such as swaps, exchange options and Non-Deliverable Forwards (“NDF”) (Note 5).

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

	Without the effect of		With the effect of
	derivative transactions		derivative transactions

	09.30.2014	12.31.2013	09.30.2014	12.31.2013
	(Unaudited)		(Unaudited)
Loans and financing
Brazilian reais	714.0	660.3	714.0	660.3
U.S. dollars	1,580.7	1,457.5	1,580.7	1,457.5
Euro	78.2	76.5	78.2	76.5
	2,372.9	2,194.3	2,372.9	2,194.3
Trade accounts payable
Brazilian reais	84.5	84.2	84.5	84.2
U.S. dollars	772.5	815.5	772.5	815.5
Euro	85.5	110.6	85.5	110.6
Other currencies	2.5	3.3	2.5	3.3
	945.0	1,013.6	945.0	1,013.6
Total (1)	3,317.9	3,207.9	3,317.9	3,207.9

Cash and cash equivalents and
financial investments
Brazilian reais	1,295.4	1,269.7	1,295.4	1,269.7
U.S. dollars	724.4	1,339.3	724.4	1,339.3
Euro	23.3	21.4	23.3	21.4
Other currencies	50.2	38.6	50.2	38.6
	2,093.3	2,669.0	2,093.3	2,669.0

Trade accounts receivable:
Brazilian reais	83.7	43.1	83.7	43.1
U.S. dollars	566.2	390.3	566.2	390.3
Euro	146.0	144.3	146.0	144.3
Other currencies	0.8	1.0	0.8	1.0
	796.7	578.7	796.7	578.7
Total (2)	2,890.0	3,247.7	2,890.0	3,247.7

Net exposure (1 - 2):
Brazilian reais	(580.6)	(568.3)	(580.6)	(568.3)
U.S. dollars	1,062.6	543.4	1,062.6	543.4
Euro	(5.6)	21.4	(5.6)	21.4
Other currencies	(48.5)	(36.3)	(48.5)	(36.3)

The Company also has other financial assets and liabilities that are influenced by the foreign exchange variations and were not included in the table above. They are used to minimize the exposure in the presented currencies.

15.4                Sensitivity analysis

In order to present positive and negative variations of 25% and 50% in the risk variable considered, a sensitivity analysis of the financial instruments is presented below, including derivatives, describing the effects on the monetary and foreign exchange variations on the financial income and expense determined on the balances recorded at September 30, 2014, in the event of the occurrence of such variations in the risk component.

However, statistical simplifications were made in isolating the variability of the risk factors in question. Consequently, the following estimates do not necessarily represent the amounts that might be determined in future financial statements. The use of different hypotheses and/or methodologies could have a material effect on the estimates presented below.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

15.4.1    Methodology

Assuming that the balances remain constant, the Company calculated the interest and exchange variation differential for each of the projected scenarios.

In the evaluation of the amounts exposed to interest rate risk, only the financial statement risks were considered. The operations subject to prefixed interest rates were not included.

The probable scenario is based on the Company's estimates for each of the variables indicated, and positive and negative variations of 25% and 50% were applied to the rates in force as of statement of financial position date.

In the sensitivity analysis of derivative contracts, positive and negative variations of 25% and 50% were applied to the market yield curve (BM&FBOVESPA) as of the statement of financial position date.

15.4.2    Interest risk factor

				Additional variations in book balances (*)
		Amounts			Probable
	Risk factor	exposed at	-50%	-25%	scenario	+25%	+50%
		09.30.2014

Cash equivalents and financial investments	CDI	1,289.5	(69.7)	(34.8)	2.5	34.8	69.7
Loans and financing	CDI	0.2	-	-	-	-	-
Net impact	CDI	1,289.3	(69.7)	(34.8)	2.5	34.8	69.7

Cash equivalents and financial investments	LIBOR	217.9	(0.3)	(0.1)	0.1	0.1	0.3
Loans and financing	LIBOR	175.2	0.2	0.1	(0.1)	(0.1)	(0.2)
Net impact	LIBOR	42.7	(0.1)	-	-	-	0.1

Loans and financing	TJLP	51.8	1.3	0.6	-	(0.6)	(1.3)
Net impact	TJLP	(51.8)	1.3	0.6	-	(0.6)	(1.3)

Rates considered	CDI	10.81%	5.41%	8.11%	11.00%	13.51%	16.22%
Rates considered	LIBOR	0.24%	0.09%	0.18%	0.28%	0.29%	0.35%
Rates considered	TJLP	5.00%	2.50%	3.75%	5.00%	6.25%	7.50%

(*) The positive and negative variations of 25% and 50% were applied on the rates in effect at 09.30.2014

15.4.3    Foreign exchange risk factor

			Additional variations in book balances (*)
		Amounts			Probable
	Risk factor	exposed at	-50%	-25%	scenario	+25%	+50%
		09.30.2014

Assets		1,689.0	844.5	422.2	62.7	(422.2)	(844.5)
	BRL
Cash, cash equivalents and financial investments		1,295.4	647.7	323.8	48.1	(323.8)	(647.7)
Other assets	BRL	393.6	196.8	98.4	14.6	(98.4)	(196.8)

Liabilities		1,717.4	(858.7)	(429.3)	(63.8)	429.3	858.7
Loans and financing	BRL	714.0	(357.0)	(178.5)	(26.5)	178.5	357.0
Other liabilities	BRL	1,003.4	(501.7)	(250.8)	(37.3)	250.8	501.7
Net impact		(28.4)	1,703.2	851.5	126.5	(851.5)	(1,703.2)

Exchange rate considered		2.4510	1.2255	1.8383	2.3600	3.0638	3.6765

(*) The positive and negative variations of 25% and 50% were applied on the rates in effect at 09.30.2014

15.4.4    Derivative contracts

				Additional variations in book balances (*)
		Amounts			Probable
	Risk factor	exposed at	-50%	-25%	scenario	+25%	+50%
		09.30.2014

Interest swap	LIBOR	19.1	3.4	1.5	(1.8)	(2.2)	(3.9)
Interest swap - fair value hedge	CDI	1.1	12.2	4.6	(2.6)	(8.2)	(13.6)
Interest swap	CDI	(9.3)	18.2	8.8	(0.6)	(8.2)	(8.2)
Hedge desifnated as cash flow	US$/R$	1.2	217.2	65.1	(0.5)	(36.8)	(130.1)
Foreign Exchange option	Object -price	7.5	(6.9)	(4.5)	-	5.9	12.6
Total		19.1	249.6	77.3	(5.5)	(49.7)	(142.7)

Rate considered	LIBOR	0.24%	0.12%	0.18%	0.28%	0.29%	0.35%
Rate considered	CDI	10.81%	5.41%	8.11%	11.00%	13.51%	16.22%
Rate considered	US$/R$	2.4510	1.2255	1.8383	2.3600	3.0638	3.6765
Object -price considered	Object -price	11.12	5.56	8.34	11.12	13.89	16.67

(*) The positive and negative variations of 25% and 50% were applied on the rates in effect at 09.30.2014

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

15.4.5    Residual Value Guarantees

The residual value guarantees are reported in a manner similar to financial derivative instruments.

Based on residual value guarantee contracts in force, the Company ascertains any changes in values based on third party appraisals. The probable scenario is based on the Company's expectation of recording the provisions on a statistical basis, and the positive and negative variations of 25% and 50% have been applied to the third party appraisals at the balance sheet date.

		Additional variations in book balances

	Amounts
	exposed at	-50%	-25%	Probable	+25%	+50%
	09.30.2014			scenario

Financial guarantee of residual value	63.5	(192.5)	(104.5)	(0.6)	57.3	69.9
Total	63.5	(192.5)	(104.5)	(0.6)	57.3	69.9

If a provision is considered to be insufficient to cover the probable execution of the guarantees, it is increased to adjust it to the Company’s exposure at the reporting period.

16.          Shareholders' equity

16.1        Capital

The authorized capital is divided into 1,000,000,000 common shares. The Company's subscribed and paid up capital at September 30, 2014 was US$1,438.0 and was comprised of 740,465,044 common shares, without par value, of which 5,722,222 shares were held in Treasury.

16.2        Brazilian Government Golden Share

The Federal Government holds one ”golden share” with the same voting rights as other holders of common shares but which grants it certain additional rights as established in article 9 of the Company’s bylaws, including veto rights over decisions pertaining to the following matters:

I - Change of the Company's name or its corporate objective;

II - Alteration and/or application of the Company's logo;

III - Creation and/or modification of military programs (whether or not the Federal Republic of Brazil is involved);

IV - Training third parties in technology for military programs;

V - Interruption of the supply of maintenance and spare parts for military aircraft;

VI - Transfer of control of the Company's stock control; and

VII - Any changes in (i) article 9 of the Company’s bylaws, article 4, the main clause of art. 10, articles 11, 14 e 15, sub-item III of art. 18, paragraphs 1 and 2 of art. 27, sub-item X of art. 33, sub-item XII of art. 39 or Chapter VII of the Company’s bylaws, or (ii) the rights attributed by the bylaws to the special class share.

16.3        Treasury Shares

Common shares acquired by April 4, 2008, using the sources from the investment reserve and working capital. This operation was conducted in accordance with rules approved by the Statutory Board of Director's in a meeting held on December 7, 2007 and corresponds to 5,722,222 common shares and US$ 62.6 as of September 30, 2014. These shares lose voting and economic rights during the period in which they are held in Treasury.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

			Share
			value
	USD	Quantity	(USD)
In the beggining of the period	103.8	9,496,000	10.94
Used for share based compensation (i)	(41.2)	(3,773,778)	10.92
At September 30, 2014 (Unaudited)	62.6	5,722,222	10.96

(i)     The beneficiaries of the shares used in the share-based compensation plan include the Executive Directors and certain employees.

 At September 30, 2014, the market value of the shares held in Treasury was US$ 56.1 (December 31, 2013 - US$ 76.4).

16.4        Investment subsidy reserve

This reserve was formed pursuant to article 195-A of Brazilian Corporate Law (as amended by Law 11,638, of 2007) and corresponds to the appropriation of part of the retained earnings derived from government subsidies received by the Company and is recognized in the statements of income in the same line item of the realized investments.

These subsidies are not included in the calculation of the minimum mandatory dividends.

16.5        Interest on own capital

Interest on capital is allocated to dividends and are approved by the Statutory Board of Directors as follows.

•       In meetings held on March 13, 2014, the Statutory Board of Directors approved the distribution of interest on own capital for the first quarter of 2014 in the amount of US$ 16.2, corresponding to US$ 0.02 per share. The interest on own capital payment is subject to 15% of income tax.  The payment was made on April 09, 2014.

•       In meetings held on June 10, 2014, the Statutory Board of Directors approved the distribution of interest on own capital for the second quarter of 2014 in the amount of US$ 14.9, corresponding to US$ 0.02 per share. The interest on own capital payment is subject to 15% of income tax.  The payment was made on July 17, 2014.

•       In meetings held on September 11, 2014, the Statutory Board of Directors approved the distribution of interest on own capital for the third quarter of 2014 in the amount of US$ 16.7, corresponding to US$ 0.02 per share. The interest on own capital payment is subject to 15% of income tax.  The payment was made on October 10, 2014.

Interest on capital approved or paid during the quarterly periods are treated as an anticipation of the mandatory dividends, adjusted in the last quarter of the year to total a distribution of 25% of annual income as provided in its statutes.

16.6        Investment and working capital reserve

The purpose of this reserve is to shield funds which might otherwise be subject to distribution and are earmarked for: (i) investments in property, plant and equipment, without detriment to retained earnings, pursuant to art. 196 of Law 6,404/76; and (ii) the Company's working capital. The reserve may also be used to (i) redeem, reimburse or purchase shares of the Company and (ii) be distributed to the shareholders.

16.7        Other Comprehensive Income

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

            Consists of the following adjustments:

•               Cumulative translation adjustment: foreign exchange gains/losses resulting from translation of the consolidated financial statements in the functional currency to the presentation currency (Real) and foreign exchange gains/losses resulting from translation of the foreign subsidiaries’ financial statements, measured in the functional currency other than of the Company (dollar), to the functional currency; and

•               Other comprehensive income: unrealized actuarial gains (losses) resulting from the healthcare plans sponsored by the Company and to fair value variation of financial instruments available-for-sale.

17.          Share-based compensation

17.1      Stock options

In connection with the Note 30 - "Stock-based Compensation" of the consolidated financial statements of Embraer S.A. of December 31, 2013, the Company has the “Stock option grant program offered to directors and employees" of the Company or its subsidiaries and the “Program for the granting of stock options to members of the Statutory Board of Directors”

	in thousands of options
						Weighted	Weighted
	Grants	Exercised	Canceled (i)	Outstanding	Exercible	average	average
						exercise	exercise
						Price (R$)	Price (US$)
Grants on April 30, 2010	6,510,000	(5,907,000)	(528,000)	75,000	75,000	10.19	5.89
Grants on January 18, 2011	6,345,000	(5,040,778)	(796,000)	508,222	508,222	12.05	7.20
Grants on March 16, 2011	150,000	-	-	150,000	150,000	12.89	7.73
Grants on January 23, 2012	4,860,000	(130,000)	(630,000)	4,100,000	-	11.50	6.56
Grants on March 20, 2013	4,494,000	-	(536,000)	3,958,000	-	15.71	7.91
Grants on April 25, 2013	584,400	-	(584,400)	-	-	16.81	7.93
As of September 30, 2014 (Unaudited)	22,943,400	(11,077,778)	(3,074,400)	8,791,222	733,222

(i)      The cancellations refer to shares granted to members of the Board of Directors and employees who no longer work for the Company.

On April 16, 2014, there was a cancellation of the grants awarded to members of the Board of Directors, with payment of compensation to be made to plan participants, whose possible effects are not relevant and will be recognized in the quarterly information for the period ending September 30, 2014.

17.2      Virtual stock

In addition to the share-based compensation programs, on February 25, 2014, the Board of Directors approved a new model of long-term incentive (LTI) aligned with the Executive Remuneration Policy of the Company. The new model is based on the granting of virtual shares to directors and managers and the main objective is to attract and keep in the Company and its subsidiaries, highly qualified staff to ensure continuity of management and align the interests of directors and key personnel of the Company and controlled entities to the Company's shareholders.

The value of the LTI will be converted at the average price of the Company's shares considering the last 30 trading days by determining the of quantity virtual shares allocated to each participant divided into two classes, with 50% in the form of restricted virtual shares and 50% in the form of  perfornance virtual shares. The Company will pay the amount of LTI converting the quantity of virtual into real actions by the average price of the Company shares of the last 10 trading as follows:

•       restricted virtual shares: (i) 33% on the third anniversary of the Grant Date; (ii) 33% on the fourth anniversary of the Grant Date, and (iii) 34% on the fifth anniversary of the Grant Date; and

•       performance Virtual AP: 100% on the third anniversary of the Date Grant, considering that the economic value added (Economic Value Added - EVA) accumulated in the three preceding fiscal years is positive

The values resulting from conversion of virtual shares, are summed to the values equivalent to dividends and interest on own capital effectively paid by the Company during the vesting period.

The fair value of virtual shares is determined based on the average price (weighted by trading volume) of the shares of the Company for the last 10 trading days prior to the close of the period, applied to the amount of virtual actions assigned to each participant in proportion to the period of acquisition incurred.

•       On February 25, 2014, the Company granted a total value of LTI of US$ 13.0, equivalent to 1,570,698 virtual shares.

18.          Earnings per Share

18.1      Basic

            Basic earnings per common share were computed by dividing net income attributable to Embraer available to shareholders by the weighted average number of shares during the period, excluding shares held in Treasury.

	09.30.2014	09.30.2013
	(Unaudited)	(Unaudited)
Net income attributable to owners of Embraer	243.3	77.5

Weighted average number of shares (in thousands)	733,258	728,359

Basic earnings per share - U.S. dollars	0.3318	0.1064

18.2      Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares. The Company has only one category of potentially dilutive shares, with options to purchase shares for which a calculation is made to determine the number of shares that could be acquired at fair value (determined as the average market price of the Company's share), based on the monetary value of subscription rights attached options to purchase shares in circulation. The number of shares calculated as described above is compared with the number of shares issued assuming the exercise of options to purchase shares.

	09.30.2014	09.30.2013
	(Unaudited)	(Unaudited)
Net income attributable to owners of Embraer	243.3	77.5

Weighted average number of shares (in thousands) - diluted	733,258	728,359
Dilution for the issuance of stock options (in thousands) (i)	3,759	5,159

Weighted average number of shares (in thousands) - diluted	737,017	733,518

Diluted earnings per share - U.S. dollars	0.3301	0.1056

(i) Refers to the effect of potentially dilutive shares for the September  30, 2014.

At September 30, 2014, there were no anti-dilutive effects.

19           Responsibilities and Commitments

19.1        Trade-ins

The Company has offered nine trade-in aircraft options. Trade-in transactions are directly tied to contractual obligations with the customer and the purchase of new aircraft. The exercise of the trade-in option is dependent on the customer complying with all the contractual clauses. These options establish that the price of the asset given in payment may be put towards the purchase price of a new and more up-to-date aircraft model produced by the Company. The Company continuously monitors all trade-in commitments in order to anticipate any adverse economic impact. Based on the current evaluation of the Company and third-party independent appraisals, the Company believes that any aircraft accepted under trade-in may be sold or leased in the market without significant losses.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

19.2              Leases

In the parent company the operating leases refer to telephone and computer equipment and in the subsidiaries include operating leases of land and buildings, machinery, vehicles and computer equipment. At September 30, 2014 the amounts recognized as expenses totaled US$ 4.5 (September 30, 2013 - US$ 4.1). These leases expire at various dates through 2038.

At September 30, 2014, the Company has operating leases with payments scheduled as follows:

Year
2014	4.5
2015	15.1
2016	11.0
2017	7.1
After 2017	34.6
Total	72.3

19.3              Financial Guarantees

The table below provides quantitative data on the Company's financial guarantees provided to third parties. The maximum potential payments (off balance sheet exposure) represent the worst-case scenario and do not necessarily reflect the results expected by the Company. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets the Company could liquidate or receive from other parties to offset its payments under guarantees.

	09.30.2014	12.31.2013
	(Unaudited)
Maximum financial guarantees	503.0	545.5
Maximum residual value guarantees	324.2	359.9
Mutually exclusive exposure (i)	(90.7)	(94.7)
Provisions and liabilities recorded (Note 13)	(137.5)	(155.3)
Off-balance sheet exposure	599.0	655.4
Estimated proceeds from financial guarantees and underlying assets	790.8	907.8

(i)  When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated.

This exposure is reduced by the fact that, to benefit from the guarantee, the counterparty must ensure that the aircraft complies with rigid conditions for its return.

20           Segment information

Management defined the Company’s operating segments based on the reports used for strategic decision reviewed by the chief operating decision-maker. There was no change in the segments presented regarding those disclosed in the consolidated financial statements of December 31, 2013.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

•    Statement of income data by operating segment for nine-month period ended September 30, 2014 (Unaudited):

	Commercial	Defense and	Executive	Other	Unallocated	Total
	Aviation	Security	Aviation

Revenue	2,188.0	1,097.5	901.2	56.6	-	4,243.3
Cost of sales and services	(1,748.0)	(834.7)	(739.5)	(24.9)	-	(3,347.1)
Gross profit	440.0	262.8	161.7	31.7	-	896.2
Gross profit %	20.1%	23.9%	17.9%	56.0%		21.1%

Operating income ( expense )	(266.8)	(109.8)	(166.6)	(6.0)	-	(549.2)
Operating profit before financial income (expense)	173.2	153.0	(4.9)	25.7	-	347.0

Financial income (expense), net					(1.9)	(1.9)
Foreign exchange gain (loss), net					9.0	9.0
Profit before taxes on income						354.1

Income tax expense					(101.3)	(101.3)
Net income						252.8

•    Revenue by geographic area for the nine-month ended September 30,2014 (Unaudited):

	Commercial	Defense and	Executive
	Aviation	Security	Aviation	Other	Total

North America	1,398.4	130.2	420.8	41.7	1,991.1
Europe	484.3	76.5	88.9	3.3	653.0
Asia Pacific	140.4	72.8	172.3	-	385.5
Latin America, except Brazil	61.3	26.4	63.9	-	151.6
Brazil	66.5	775.6	152.6	11.6	1,006.3
Other	37.1	16.0	2.7	-	55.8
Total	2,188.0	1,097.5	901.2	56.6	4,243.3

•    Statement of income data by operating segment for the nine-month period ended September 30, 2013 (Unaudited):

	Commercial	Defense and	Executive	Other	Unallocated	Total
	Aviation	Security	Aviation

Revenue	2,187.4	827.6	859.7	56.3	-	3,931.0
Cost of sales and services	(1,680.8)	(663.4)	(705.1)	(33.3)	-	(3,082.6)
Gross profit	506.6	164.2	154.6	23.0	-	848.4
Gross profit %	23.2%	19.8%	18.0%	40.9%		21.6%

Operating income ( expense )	(302.9)	(106.6)	(178.9)	(9.5)	-	(597.9)
Operating profit before financial income (expense)	203.7	57.6	(24.3)	13.5	-	250.5

Financial income (expense), net					(24.6)	(24.6)
Foreign exchange gain (loss), net					(3.6)	(3.6)
Profit before taxes on income						222.3

Income tax expense					(141.3)	(141.3)
Net income						81.0

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

•         Revenue by geographic area for the nine-month period ended September 30, 2013 (Unaudited):

	Commercial	Defense and	Executive
	Aviation	Security	Aviation	Other	Total

North America	634.3	14.4	364.9	40.1	1,053.7
Europe	681.6	125.2	113.7	-	920.5
Asia Pacific	468.9	36.9	203.7	-	709.5
Latin America, except Brazil	158.2	9.2	5.0	-	172.4
Brazil	92.5	586.4	151.9	16.2	847.0
Other	151.9	55.5	20.5	-	227.9
Total	2,187.4	827.6	859.7	56.3	3,931.0

* * * *

Exhibit 3

November 10, 2014

Embraer S.A.

São José dos Campos - Brazil

Re: Registration Statement No. 333-195376

With respect to the subject registration statement, we acknowledge our awareness of the use therein of our report dated November 10, 2014 related to our review of interim financial information.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

/s/ KPMG Auditores Independentes

São José dos Campos - Brazil

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer